SOPHIS
INVESTMENTS LLC

November 9, 2023

VIA E-MAIL AND OVERNIGHT MAIL

Terran Orbital Corporation
6800 Broken Sound Parkway NW, Suite 200
Boca Raton, FL 33487
Attention: Board of Directors

Re: Third Request for Meeting to Discuss Protecting and Optimizing Long-Term Shareholder Value

Dear Members of the Board of Directors,

Sophis Investments LLC, Roark's Drift, LLC, Austin Williams, Roland Coelho, Jordi Puig-Suari and certain of their respective affiliates (collectively, the "Concerned Investor Group," "we" or "our") beneficially own, in the aggregate, 16,581,465 shares of common stock of Terran Orbital Corporation ("Terran" or the "Company"), representing approximately 8.4% of the shares of common stock outstanding. As our goal remains to protect and maximize the material value we believe is embedded within Terran, we are following up on our previously unanswered correspondence addressed to Terran's Board of Directors (the "Board") dated October 11, 2023 and October 15, 2023.

The Concerned Investor Group is the Company's largest independent shareholder and is comprised of co-founders of the Company who have a demonstrable, intimate understanding of Terran, deep industry expertise relevant to its business, and who are committed to helping the Company realize its full potential.

Despite the statements made by the Company during its Virtual Town Hall held on October 26, 2023 and in its October 19, 2023 open letter to shareholders that it welcomes and considers shareholder feedback, the Board has ignored our multiple requests for a meeting. Moreover, the Board has seemingly dismissed out of hand the proposals outlined in our letter dated October 11, 2023 regarding opportunities to enhance shareholder value, including (i) separating the roles of Chairman and CEO and hiring a new CEO with demonstrable industry experience and credibility, (ii) reconstituting the Board and instituting best-in-class corporate governance practices, and (iii) conducting a strategic review process. **It is simply unacceptable that the Board has refused to meet with us and rather has decided to adopt a seemingly hostile and dismissive attitude toward us as shareholders. We believe such a stance only further erodes shareholder value and market confidence in Terran.**

Based on our due diligence, we anticipate that the Company will report FY2023 revenue of approximately $143 million, materially below Company guidance of $250 million provided throughout the year.[1] Our reduced revenue projection is based on the revenue shortfall due to the delays in customer activity referenced in the Company's September 20, 2023 prospectus and again during the October 26, 2023 Virtual Town Hall. Make no mistake: a 43% miss vs. revenue guidance, with less than eight weeks to go in the year and without proactively providing investors with an interim update, raises major concerns while continuing to call into question the Board and management's credibility. Furthermore, in light of the Company's cash burn rate, treating such a large miss nonchalantly or unduly relying on prospective new orders or delinquent customer payments to materialize is, in our view, a reckless gamble with shareholders' capital.

---

[1] August 15, 2023 Q2 2023 Company Earnings Call; May 15, 2023 Q1 2023 Company Earnings Call

As of the date of this letter, Terran's stock price is down over 40% since September 18, 2023 following its latest dilutive capital raise,[2] remains below $1 despite announcing ~$160 million in new orders in recent weeks, and is at risk of being delisted by the New York Stock Exchange. The Board can no longer ignore what we believe the market clearly knows: there are major issues that need to be addressed at the Company.

Enclosed is our updated financial addendum, reflecting our revised financial projections described above. Our projections incorporate the recent subcontract award from Lockheed Martin for the Tranche 2 beta contract announced on October 24, 2023; and also account for the impact of certain potential new orders that we believe our CEO candidate can deliver; while discounting the Company's largest (currently insufficiently funded) backlogged order, which would provide incremental upside.

Despite the prospect of lowered near-term financial guidance, we remain confident that Terran's shares are materially undervalued at current prices, accounting for the downward guidance revision. We continue to believe that present intrinsic value resides around $3/share, as demonstrated in our financial addendum (or 12% lower assuming additional projected dilution);[3] however, our estimate of intrinsic value is at risk under the status quo. Further delays in meeting to consider our CEO candidate increase the risk of losing out on lucrative identified potential pipeline wins, as neither the market nor prospective customers will wait indefinitely for the Board to act in good faith to help stabilize the business and position the Company for diversified and profitable growth.

We are all hopeful that delays in customer payments will be cured soon. Regardless of whether that comes to fruition, we believe a separation of the Chairman and CEO roles and reconstitution of leadership is still in the best interests of all shareholders. There is also a non-negligible risk that delayed customer payments are not received in time, or at all, a sentiment apparently shared by and priced-in by the market.

Our primary concern remains protecting and ultimately enhancing the value that we believe is embedded in Terran, to the benefit of all shareholders. We continue to offer solutions that, in our view, are the best hope for sustainably reversing sentiment and performance at Terran. **We reiterate the urgency with which we believe action must be taken to address the issues facing the Company and urge you to constructively engage with us in good faith to ensure all options are explored. We remain committed to maintaining an amicable and productive dialogue.** Furthermore, as previously noted, while we are in favor of a strategic review, we are adamant that any strategic review should only be undertaken after the Company has been stabilized and leadership is reconstituted in order to best position the Company to execute its business transformation with regained market confidence. There are many precedents where conducting such a review prematurely has time and time again yielded a tarnished process and suboptimal outcome for shareholders.

We have received a flood of support from shareholders and industry participants from around the world since publishing our letter dated October 11, 2023. **We continue to seek a constructive engagement with the Company and those members of the Board willing to prioritize the interests of all shareholders, and again reiterate our request that the independent members of the Board engage with us to schedule a meeting and speak with our CEO candidate.** To this end, we are offering to make ourselves available, along with our CEO candidate, to meet in person any time at your convenience the week of November 13, 2023, whether at your offices in Irvine, California or Boca Raton, Florida, or via video conference to accommodate those who may be unable to travel.

We look forward to your prompt response. Thank you.

Kindest regards,

Tassos D. Recachinas
Sophis Investments, LLC, on behalf of the Concerned Investor Group

---

[2] Bloomberg
[3] Sophis Investments LLC internal estimates

SOPHIS INVESTMENTS LLC – Internal Financial Estimates & Projections of Terran Orbital Corporation (NYSE: LLAP)

Projected Capitalization Table

conversions	Current	$0.0 conver Δ	Final	$1.43 conver Δ	Final	$1.50 conver Δ	Final	$1.60 conver Δ	Final	$1.75 conver Δ	Final	$2.898 conver Δ	Final	$10 conver Δ	Final	$11.5 conver Δ	Final
Debt																	
Francisco Partners Facility 9.25%	$120		$120		$120		$120		$120		$120		$120		$120		$120
Rollover debt-Lockheed 9.25%	$25		$25		$25		$25		$25		$25		$25		$25		$25
Rollover-Beach Pt 9.25%+2% PIK	$32		$32		$32		$32		$32		$32		$32		$32		$32
B Convert debt-Lockheed 10% PIK	$107		$107		$107		$107		$107		$107	($107)	$0		$0		$0
A PIPE Investment Obligation	$21	($21)	$0		$0		$0		$0		$0		$0		$0		$0
Finance Leases	$5.3		$5.3		$5.3		$5.3		$5.3		$5.3		$5.3		$5.3		$5.3
Equipment Financings	$1.6		$1.6		$1.6		$1.6		$1.6		$1.6		$1.6		$1.6		$1.6
Total debt, gross	**$311**	**($21)**	**$291**	**$0**	**$291**	**$0**	**$291**	**$0**	**$291**	**$0**	**$291**	**($107)**	**$184**	**$0**	**$184**	**$0**	**$184**
C, D, E, F, G **Cash**	**$79**	**$0**	**$79**	**$41**	**$120**	**$35**	**$155**	**$3**	**$158**	**$3**	**$161**	**$50**	**$211**	**$111**	**$322**	**$222**	**$544**
Net Debt	$233		$212		$171		$136		$132		$130		($27)		($138)		($360)
Shares Outstanding (millions)																	
Basic shares outstanding	197.8	37.4	235.2	29	264.2	23.2	287.5	2.0	289.5	1.6	291.1	54.6	345.7	11.1	356.7	19.3	376.0
Dilutive Options & RSUs	0.0		0.0		0.0		0.0		0.0		0.0		0.0		0.0		0.0
Fully Diluted Shares Outstanding	**197.8**	**37.4**	**235.2**	**29**	**264.2**		**287.5**		**289.5**		**291.1**	**54.6**	**345.7**	**11.1**	**356.7**	**19.3**	**376.0**

$Δ	Strike	Anti-Dilutive	Current	Δ	Final	Δ	Final	Δ	Final	Δ	Final	Δ	Final	Δ	Final	Δ	Final	Δ	Final
		Options & RSUs	18.8	(18.8)	0.0		0.0		0.0		0.0		0.0		0.0		0.0		0.0
$83	$10.0 D	FP Combination	8.3		8.3		8.3		8.3		8.3		8.3		8.3	(8.3)	0.0		0.0
$28	$10.0 D	Combination	2.8		2.8		2.8		2.8		2.8		2.8		2.8	(2.8)	0.0		0.0
$222	$11.5 D	Public warrants	19.3		19.3		19.3		19.3		19.3		19.3		19.3		19.3	(19.3)	0.0
$50	$2.90 C	LMT Warrants	17.3		17.3		17.3		17.3		17.3		17.3	(17.3)	0.0		0.0		0.0
A		PIPE Investment	13.8	(13.8)	0.0		0.0		0.0		0.0		0.0		0.0		0.0		0.0
$108	$2.90 B	LMT Convertible	37.3		37.3		37.3		37.3		37.3		37.3	(37.3)	0.0		0.0		0.0
$41	$1.43 D	May 2023 Warrants	29.0		29.0	(29)	0.0		0.0		0.0		0.0		0.0		0.0		0.0
$3	$1.60 E	Placement Agent Warrants	2.0		2.0		2.0		2.0	(2.0)	0.0		0.0		0.0		0.0		0.0
$35	$1.50 F	Sept 2023 Warrants	23.2		23.2		23.2	(23.2)	0.0		0.0		0.0		0.0		0.0		0.0
$3	$1.75 G	Placement Agent Warrants	1.6		1.6		1.6		1.6		1.6	(1.6)	0.0		0.0		0.0		0.0
		Additional potentially dilutive shares	173.3	(32.5)	140.8	(29)	111.8	(23)	88.6	(2)	86.5	(2)	84.9	(54.6)	30.4	(11.1)	19.3	(19.3)	0.0
$9	1.8	(+) PIK Interest Shares	4.9	(4.9)	0.0		0.0		0.0		0.0		0.0		0.0		0.0		0.0
		Total Potential Fully-Diluted, A	**376.0**	**0.0**	**376.0**	**0.0**	**376.0**		**376.0**		**376.0**		**376.0**	**0.0**	**376.0**	**0.0**	**376.0**	**0.0**	**376.0**

	Current	Final	Final	Final	Final	Final	Final	Final	Final
Final Shares	197.8	235.2	264.2	287.5	289.5	291.1	345.7	356.7	376.0
Market Cap	$198	$235	$378	$431	$463	$509	$1,002	$3,567	$4,324
Debt	$311	$291	$291	$291	$291	$291	$184	$184	$184
Cash	($79)	($79)	($120)	($155)	($158)	($161)	($211)	($322)	($544)
Enterprise Value	$430	$447	$548	$567	$596	$639	$975	$3,429	$3,965
	$1.00	$1.00	$1.43	$1.50	$1.60	$1.75	$2.898	$10.00	$11.50

SOPHIS
INVESTMENTS LLC

Projected Valuation Estimates

	2020	2021	2022	2023E	2024E	2025E	2026E	2027E
ILLUSTRATIVE VALUATIONS								
Revenue (#s in ,000s)				$143,170	$429,214	$763,919	$1,088,356	$1,429,151
Sales multiple				4.3x	2.8x	2.4x	2.3x	2.0x
Enterprise Value				**$615,633**	**$1,201,798**	**$1,833,405**	**$2,503,218**	**$2,858,302**
(-) Period Net Debt				($212,021)	($324,128)	($405,467)	($424,561)	($372,213)
(+) Annual Cash Gen				($112,107)	($81,339)	($19,093)	$52,348	$133,493
Implied Equity Value				**$291,504**	**$796,331**	**$1,408,844**	**$2,131,006**	**$2,619,581**
(+) Cash increase/Debt decrease from warrants/converts @ valuation				$100,164	$259,807	$259,807	$259,807	$259,807
FD Shares Outstanding				289.5	345.7	345.7	345.7	345.7
$/Share				**$1.35**	**$3.06**	**$4.83**	**$6.92**	**$8.33**
EBITDA (#s in ,000s)							$109,588	$202,644
EBITDA multiple							20.0x	13.0x
Enterprise Value							**$2,191,759**	**$2,634,373**
(-) 2Q23 Net Debt							($212,021)	($212,021)
(+) Cumulative Net Cash Gen thru Period							($160,192)	($26,699)
Implied Equity Value							**$1,819,547**	**$2,395,653**
(+) Cash increase/Debt decrease from warrants/converts @ valuation							$259,807	$259,807
FD Shares Outstanding							345.7	345.7
$/Share							**$6.02**	**$7.68**
Free Cash Flow (#s in ,000s)							$52,348	$133,493
FCF Multiple							38.0x	20.0x
Equity Value							**$1,989,219**	**$2,669,851**
FD Shares Outstanding							345.7	345.7
$/Share							**$5.75**	**$7.72**
NOPAT (#s in ,000s)							$84,464	$158,909
NOPAT Multiple							28.0x	15.0x
Enterprise Value							**$2,364,991**	**$2,383,633**
(-) 2Q23 Net Debt							($212,021)	($212,021)
(+) Cumulative Net Cash Gen thru Period							($160,192)	($26,699)
Implied Equity Value							**$1,992,778**	**$2,144,913**
(+) Cash increase/Debt decrease from warrants/converts @ valuation							$259,807	$259,807
FD Shares Outstanding							345.7	345.7
$/Share							**$6.52**	**$6.96**

	2026E	2027E
Average FV	**$6.30**	**$7.67**
IRR Discount	20%	20%
Years to FV	4	5
Average PV	**$3.04**	**$3.08**

Notes

Capitalization Table
- Table illustrates adjustments to Terran Orbital Corporation's capitalization table at different stock conversion prices, reflecting exercise and conversion of securities, as well as respective increases in cash, decreases in debt, and the corresponding adjustment to Net Debt.
- $0.0 conversion reflects the accelerated vesting and conversion of all eligible securities upon a change of control, including the outstanding PIPE obligation (reducing debt by $21MM and increasing shares outstanding by 13.8MM), options & restricted stock units (together, an additional 32.5MM shares in exchange for negligible net cash).
- $1.43 conversion reflects the exercise of 29MM warrants outstanding at a $1.43/share conversion price in exchange for $41MM cash.
- $1.50 conversion reflects the exercise of 23MM warrants outstanding at a $1.50/share conversion price in exchange for $35MM cash.
- $1.60 conversion reflects the exercise of 2MM placement agent warrants outstanding at a $1.60/share conversion price in exchange for $3MM cash.
- $1.75 conversion reflects the exercise of 1.6MM placement agent warrants outstanding at a $1.75/share conversion price in exchange for $3MM cash.
- $2.898 conversion reflects the exercise of 17.3MM Lockheed Martin Corporation warrants outstanding at a $2.898/share conversion price in exchange for $50MM cash, plus the conversion of $107MM Lockheed Martin Corporation convertible debt at a $2.898/share conversion price in exchange for 37.3MM additional shares.
- $10 conversion price reflects the exercise of 11.1MM warrants outstanding at a $10/share conversion price in exchange for $111MM cash.
- $11.50 conversion price reflects the exercise of 19.3MM warrants outstanding at an $11.50/share conversion price in exchange for $222MM cash.

Projected Valuation Estimates
- Net Debt reflects current debt for the period, plus, as applicable, the cumulate increase/(decrease) in cash from cash flow/(loss) from operations and investing.
- Cash increase/Debt decrease reflects change in cash from convertible securities and exercises, or cash flow from financing.
- Fully diluted shares outstanding reflects pro forma shares outstanding at respective price per share, incorporating the issuance of new shares reflecting the exercise, vesting or conversion of applicable outstanding dilutive securities.

Additional Potential Dilution Note
- For illustrative purposes, if the Company were to raise an additional $65MM cash at a price of $1.00/share, issuing an additional 65MM shares, our Average Present Value (PV) per share estimate would be $2.67/share and $2.69/share, based on 2026E and 2027E financial projections and metrics, respectively, or approximately 12% lower than our current Average PV estimates, reflecting additional potential dilution.

SOPHIS
INVESTMENTS LLC